Exhibit 3.1

Articles of Amendment
(General Business)

  To the Secretary of State of the State of Idaho Pursuant to Title 30, Chapter 1, Idaho Code, the undersigned Corporation amends its articles of incorporation as follows:

1.	The name of the corporation is:

Pediatric Prosthetics, Inc.

2.	The text of each amendment is as follows:

ARTICLE IV of the Corporation's Articles of Incorporation is amended as follows:

  “The capital stock of the Corporation shall consist of 950,000,000, shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share.

  Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation ("Board of Directors") prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of the directors (the "Voting Stock"), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.”

3.	The date of adoption of the amendment(s) was: March 9, 2007

4.	Manner of adoption (check one):

[ ]
The amendment consists exclusively of matters which do not require shareholder action pursuant to section 30-1-1002, 30-1-1005 and 30-1-1006, Idaho Code, and was, therefore, adopted by the board of directors.

[   ]          Note of the corporation's share have been issued and was, therefore, adopted by the
                [   ] incorporator  [   ] board of directors.+

  These Articles of Amendment were unanimously approved by the Board of Directors of the Corporation on March 9, 2007.

  The number of shares of the Corporation outstanding and entitled to vote on these Articles of Amendment as of the record date, February 12, 2007, was 98,274,889 shares of common stock and 1,000,000 shares of Series A Preferred Stock, which can in aggregate vote 20,000,000 shares of stock. The Articles of Amendment have been consented to by 60,291,012 shares, constituting more than a majority of the shares of stock eligible to vote thereon, as of February 12, 2007. As such, the number of voting shares cast in favor of the Articles of Amendment was sufficient to approve the Articles of Amendment.

[X]	Approval by the shareholders is required and the shareholders duly approved the amendment(s) as required by either Title 30, Idaho Code or by the Articles of Incorporation.

March 9, 2007

/s/ Kenneth W. Bean
_________________
Kenneth W. Bean
Vice President